WillScot Holdings Corporation

4646 E. Van Buren Street, Suite 400

Phoenix, Arizona 85008

September 19, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jenna Hough

Dietrich King

Re:	Request for Withdrawal of WillScot Holdings Corporation Registration Statement on Form S-4

Filed April 8, 2024, as amended

File No. 333-278544

Dear Ms. Hough and Mr. King:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WillScot Holdings Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”), consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-278544), together with all exhibits thereto, initially filed with the Commission on April 8, 2024 and amended on May 6, 2024, May 20, 2024 and June 5, 2024 (the “Registration Statement”).

The Registration Statement was initially filed with respect to the proposed issuance of shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Shares”) in connection with the Agreement and Plan of Merger, dated as of January 28, 2024 (the “Merger Agreement”), by and among the Company, Brunello Merger Sub I, Inc., a California corporation and a direct, wholly owned subsidiary of the Company, Brunello Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company, and McGrath RentCorp, a California corporation (“McGrath”). On September 17, 2024, as reported on a Current Report on Form 8-K filed by the Company with the Commission on September 18, 2024, the Company and McGrath terminated the Merger Agreement pursuant to a termination agreement. Consequently, the Company will not proceed with the proposed offering of Company Common Shares contemplated by the Merger Agreement and the Registration Statement. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No shares of the Company Common Stock have been or will be sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter and requests that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably practicable.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Jeffrey J. Pellegrino of A&O Shearman at (212) 610-6463 or by email at jeffrey.pellegrino@aoshearman.com.

Very truly yours,

WILLSCOT HOLDINGS CORPORATION

By:	/s/ Hezron Lopez
Name: Hezron Lopez
Title: Executive Vice President, Chief Legal & Compliance Officer & ESG

cc:	Jeffrey J. Pellegrino, Esq.